UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Olympic Steel, Inc. (Name of Issuer)
Common Shares (Title of Class of Securities)
68162K106 (CUSIP Number)
J. Ellwood Towle Towle & Co. 12855 Flushing Meadow Drive St. Louis, MO 63131 314-822-0204 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 06, 2004 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 68162K106

1.	Names of Reporting Persons. Towle & Co. I.R.S. Identification No. 43-1238562

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( X )

6.	Citizenship or Place of Organization Missouri

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 116,196

	8.	Shared Voting Power

	9.	Sole Dispositive Power 116,196

	10.	Shared Dispositive Power 250,287

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 366,483

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 3.77% at 4/6/04 based on 9,709,115 common shares

14.	Type of Reporting Person IA
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Item 1. Security and Issuer Olympic Steel, Inc. 5096 Richmond Road Bedford Heights, OH 44146 Common Shares

Item 2. Identity and Background.

(a)	Name: Towle & Co.

(b)	Residence or business address: 12855 Flushing Meadow Drive St. Louis, MO 63131

(c)	Present Principal Occupation or Employment: Investment Advisors

(d)	Criminal Conviction: Not applicable

(e)	Court or Administrative Proceedings: Not applicable

(f)	Citizenship: Missouri Corporation

Item 3. Source and Amount of Funds or Other Consideration: Funds under management.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

Seeking capital appreciation of acquired stock.
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
Not applicable
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Not applicable
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Not applicable
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not applicable
(e) Any material change in the present capitalization or dividend policy of the issuer;
Not applicable
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Not applicable
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not applicable
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not applicable
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
Not applicable
(j) Any action similar to any of those enumerated above.
Not applicable

Item 5. Interest in Securities of the Issuer.

(a)	Not applicable

(b)	Not applicable

(c)	Not applicable

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 06, 2004
J. Ellwood Towle
By:	/s/ J. Ellwood Towle J. Ellwood Towle
Title:	President

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